EXHIBIT 99.2
                                                                  ------------

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                              THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                          JUNE 30        June 30        JUNE 30         June 30
(unaudited)                                                                  2005           2004           2005            2004
(in millions of Canadian dollars, unless otherwise noted)                       $              $              $               $
--------------------------------------------------------------------------------------------------------------------------------
Sales                                                                       1,479          1,439          2,913           2,794
--------------------------------------------------------------------------------------------------------------------------------

Cost of products sold                                                       1,046          1,006          2,103           2,003
Distribution costs                                                            155            152            308             299
Countervailing and anti-dumping duties                                         18             29             37              52
Selling, general and administrative expenses                                   48             47             94              93
Mill closure elements (note 3)                                                  -              -              -               7
Amortization of plant and equipment                                           139            150            276             298
Amortization of intangible assets                                               4              4              8               8
--------------------------------------------------------------------------------------------------------------------------------
Operating profit from continuing operations                                    69             51             87              34
Financial expenses (note 4)                                                   108             99            204             192
Loss on translation of foreign currencies                                      60             82             88             124
Other expenses (income)                                                         3            (23)             5             (19)
--------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations before the following items                   (102)          (107)          (210)           (263)
Income tax recovery                                                           (65)           (28)          (128)            (73)
Share of earnings from investments subject to significant influence             1              1              1               4
Non-controlling interests                                                      (7)            (1)           (13)              1
--------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                                               (43)           (79)           (94)           (185)
Earnings from discontinued operations                                           -              -              -              75
--------------------------------------------------------------------------------------------------------------------------------
Loss                                                                          (43)           (79)           (94)           (110)
================================================================================================================================

Per common share (basic and diluted)
  Loss from continuing operations                                           (0.09)         (0.18)         (0.21)          (0.42)
  Loss                                                                      (0.09)         (0.18)         (0.21)          (0.25)
================================================================================================================================

Weighted average number of common
       shares outstanding (in millions)                                       440            440            440             440
================================================================================================================================


CONSOLIDATED STATEMENTS OF DEFICIT

                                                                              THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                          JUNE 30        June 30        JUNE 30         June 30
(unaudited)                                                                  2005           2004           2005            2004
(in millions of Canadian dollars)                                               $              $              $               $
--------------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period                                                 (543)          (443)          (481)           (401)
Loss                                                                          (43)           (79)           (94)           (110)
Dividends declared                                                            (11)           (11)           (22)            (22)
--------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                       (597)          (533)          (597)           (533)
================================================================================================================================


See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
Consolidated Statements of Cash Flows
                                                                              THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                          JUNE 30        June 30        JUNE 30         June 30
(unaudited)                                                                  2005           2004           2005            2004
(in millions of Canadian dollars)                                               $              $              $               $
--------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATING ACTIVITIES
Loss from continuing operations                                               (43)           (79)           (94)           (185)
Amortization                                                                  143            154            284             306
Future income taxes                                                           (55)           (29)           (44)            (81)
Loss on translation of foreign currency long-term debt                         62             97             82             143
Employee future benefits, excess of funding over expense                      (19)           (11)           (40)            (26)
Gain on disposal of investment                                                  -            (25)            (2)            (25)
Share of earnings from investments subject to significant influence            (1)            (1)            (1)             (4)
Non-controlling interests                                                       7              1             13              (1)
Other non-cash items                                                            6              5             12              14
--------------------------------------------------------------------------------------------------------------------------------
                                                                              100            112            210             141
Changes in non-cash operating working capital components                      132            (86)           (67)           (212)
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) continuing operating activities                     232             26            143             (71)
--------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                    132            728            886             967
Repayment of long-term debt                                                  (279)          (608)          (838)           (745)
Financing fees                                                                 (2)            (7)            (9)             (7)
Dividends paid to shareholders                                                (11)           (11)           (22)            (33)
Dividends and cash distributions paid to non-controlling interests             (5)             -            (10)              -
Cash contributions by non-controlling interests                                 -              5              -               8
Net proceeds on issuance of shares                                              -              -              1               -
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities of continuing
       operations                                                            (165)           107              8             190
--------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to property, plant and equipment                                    (43)           (65)          (101)           (134)
Business acquisition, net of cash and cash equivalents (note 2)                 -            (10)           (13)            (10)
Acquisition of non-controlling interests                                        -             (7)            (1)             (7)
Net proceeds on disposal of discontinued operations                             -              -              -             112
Net proceeds on disposal of an investment                                       2             57              2              57
Investments                                                                     -              -              -              (3)
Other                                                                           1              -             (2)              -
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) investing activities of continuing
   operations                                                                 (40)           (25)          (115)             15
--------------------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents during the period                        27            108             36             134
Foreign currency translation adjustment on cash                                (1)             3              -               7
Cash and cash equivalents, beginning of period                                145             83            135              53
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                      171            194            171             194
================================================================================================================================

See accompanying Notes to consolidated financial statements


       Components of the changes in non-cash operating working capital
         Accounts receivable                                                   41            (92)               (59)           (177)
         Inventories                                                           38             39                (21)              2
         Prepaid expenses                                                     (12)           (15)               (16)            (22)
         Accounts payable and accrued liabilities                              65            (18)                29             (15)
                                                                 --------------------------------   --------------------------------
                                                                              132            (86)               (67)           (212)
                                                                 --------------------------------   --------------------------------

       Cash outflows (inflows) during the period related to
         Interest on long-term debt                                            90             83                206             196
         Income taxes                                                         (16)             2                (52)              4
                                                                 --------------------------------   --------------------------------
                                                                               74             85                154             200
                                                                 --------------------------------   --------------------------------

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheets

                                                                                                            JUNE 30     December 31
(unaudited)                                                                                                    2005            2004
(in millions of Canadian dollars)                                                                                 $               $
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                                       171             135
Accounts receivable                                                                                             538             477
Inventories                                                                                                     756             727
Prepaid expenses                                                                                                 79              63
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              1,544           1,402

Property, plant and equipment                                                                                 5,691           5,822
Intangible assets                                                                                               487             474
Employee future benefits                                                                                        217             176
Future income taxes                                                                                             393             392
Other assets                                                                                                    146             148
Goodwill                                                                                                      1,372           1,373
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              9,850           9,787
====================================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                                        994             960
Long-term debt due within one year                                                                              200             594
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              1,194           1,554

Long-term debt (note 5)                                                                                       4,885           4,340
Employee future benefits                                                                                        153             150
Future income taxes                                                                                             856             899
Non-controlling interests                                                                                       120             118

SHAREHOLDERS' EQUITY
Capital stock                                                                                                 3,518           3,517
Contributed surplus                                                                                              30              26
Deficit                                                                                                        (597)           (481)
Foreign currency translation adjustment                                                                        (309)           (336)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              2,642           2,726
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              9,850           9,787
====================================================================================================================================


Subsequent events (note 7)

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

                                                                            Operating           Additions to        Sales
THREE MONTHS ENDED JUNE 30, 2005                 Sales    Amortization   profit (loss)    capital assets (2)       volume
---------------------------------------------------------------------------------------------------------------------------------
                                                     $               $              $                    $
Newsprint                                          825              84             38                   26          1,118  (a)
Commercial printing papers (3)                     410              46              8                    7            459  (a)
Wood products (4)                                  244              13             23                   10            515  (b)
---------------------------------------------------------------------------------------------------------------------------------
Continuing operations                            1,479             143             69                   43
=================================================================================================================================

Three months ended June 30, 2004
---------------------------------------------------------------------------------------------------------------------------------
Newsprint                                          780              95             21                   20          1,084  (a)
Commercial printing papers (3)                     389              45             (1)                  43            447  (a)
Wood products (4)                                  270              14             31                    2            558  (b)
---------------------------------------------------------------------------------------------------------------------------------
Continuing operations                            1,439             154             51                   65
=================================================================================================================================


                                                                            Operating            Additions to         Sales
SIX MONTHS ENDED JUNE 30, 2005                   Sales    Amortization   profit (loss)     capital assets (2)        volume
---------------------------------------------------------------------------------------------------------------------------------
                                                     $               $              $                      $
Newsprint                                        1,607             165             47                     67          2,223  (a)
Commercial printing papers (3)                     812              93             (5)                    18            928  (a)
Wood products (4)                                  494              26             45                     16          1,040  (b)
---------------------------------------------------------------------------------------------------------------------------------
Continuing operations                            2,913             284             87                    101
---------------------------------------------------------------------------------------------------------------------------------

Six months ended June 30, 2004
---------------------------------------------------------------------------------------------------------------------------------
Newsprint                                        1,566             189             21                     40          2,224  (a)
Commercial printing papers (3)                     754              89            (17)                    89            884  (a)
Wood products (4)                                  474              28             30                      5          1,046  (b)
---------------------------------------------------------------------------------------------------------------------------------
Continuing operations                            2,794             306             34                    134
=================================================================================================================================

(1) Operating profit for the "Newsprint" segment for the three months ended June 30, 2005 includes $1 million related to labour force reduction (no such amount in the three months ended June 30, 2004). The six months ended June 30, 2005 includes $9 million of early retirement program and labour force reduction ($3 million of mill closure elements for the six months ended June 30, 2004). Operating profit (loss) for the "Commercial printing papers" segment for the six months ended June 30, 2004 includes mill closure elements of $4 million (there were no such costs for the six months ended June 30, 2005). Operating profit (loss) for the "Commercial printing papers" segment for the three months and the six months ended June 30, 2004 includes start-up costs of $5 million (there were no such costs for the six months ended June 30, 2005).
(2) Capital assets include property, plant and equipment and intangible assets.
(3)  Previously reported as "Value-added groundwood papers".
(4) Wood products sales are presented net of inter-segment sales of $46 million for the three months ended June 30, 2005 ($45 million for the three months ended June 30, 2004) and $91 million for the six months ended June 30, 2005 ($90 million for the six months ended June 30, 2004).

     (a) in thousands of tonnes
     (b) in millions of board feet

                                                     JUNE 30      December 31
                                                        2005             2004
TOTAL ASSETS                                               $                $
-----------------------------------------------------------------------------
Newsprint                                              6,093            6,015
Commercial printing papers (3)                         2,999            2,977
Wood products                                            758              795
-----------------------------------------------------------------------------
                                                       9,850            9,787
=============================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest consolidated annual financial statements.

     These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2004, except for the following:

     CONSOLIDATION OF VARIABLE INTEREST ENTITIES
     Effective January 1, 2005, the Company adopted Accounting Guideline ("AcG") AcG-15, CONSOLIDATION OF VARIABLE INTEREST Entities. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline had no impact on the Company's consolidated financial statements.


2.   BUSINESS ACQUISITION

     During the first quarter of 2005, the Company acquired the remaining 57% of the softwood sawmill assets owned by Gestofor Inc., in which the Company previously had a 43% interest. The sawmill is located in Saint-Raymond de Portneuf, Quebec.

     The results of the acquired business have been included in the consolidated financial statements since January 1, 2005. The fair value of the net assets acquired was as follows:

                                                                            $
     -------------------------------------------------------------------------
     Net assets acquired
           Current assets                                                   8
           Property, plant and equipment                                    5
           Chips supply access                                             21
           Current liabilities                                             (1)
           Long-term debt                                                  (1)
           Future income taxes                                             (8)
     -------------------------------------------------------------------------
       Fair value of net assets acquired                                   24
     =========================================================================

       Consideration paid
           Cash (net of cash and cash equivalents)                         13
           Carrying amount of existing investment in Gestofor Inc.         11
     -------------------------------------------------------------------------
                                                                           24
     =========================================================================

3.   MILL CLOSURE ELEMENTS

     The following table provides a reconciliation of the mill closure elements provision for the periods:

                                                                              THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                                         JUNE 30                    JUNE 30
                                                                             2005           2004        2005           2004
                                                                                $              $           $              $
     ----------------------------------------------------------------------------------------------------------------------
     Mill closure elements provision, beginning of period                       9             42          17             62
     Mill closure elements incurred during the period                           -              -           -              7
     Payments                                                                  (5)           (12)        (13)           (39)
     ----------------------------------------------------------------------------------------------------------------------
     Mill closure elements provision, end of period                             4             30           4             30
     ======================================================================================================================

     The Company expects to pay the balance of the provision for mill closure elements before the end of 2005.

4.   FINANCIAL EXPENSES

                                                                              THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                                         JUNE 30                    JUNE 30
                                                                             2005           2004        2005           2004
                                                                                $              $           $              $
     ----------------------------------------------------------------------------------------------------------------------
     Interest on long-term debt                                               101             95         196            186
     Amortization of deferred financing fees                                    3              1           5              3
     Write-off of unamortized financing fees and premiums on early
        retirement of debt                                                      4              -          10              -
     Interest income                                                           (3)             -         (13)            (1)
     Other                                                                      3              3           6              4
     ----------------------------------------------------------------------------------------------------------------------
                                                                              108             99         204            192
     ======================================================================================================================

5.   LONG-TERM DEBT

     On March 28, 2005, the Company issued US$450 million of 8.375% notes due 2015. The net proceeds of the issue were used to repay, on March 29, 2005, US$337 million of the US$401 million of 8.30% notes due August 1, 2005. In addition, on April 5, 2005, the Company repaid US$100 million of the US$300 million of 6.95% notes due December 15, 2006.

6.   EMPLOYEE FUTURE BENEFITS

     The following table provides total employee future benefits costs for the periods:

                                                                              THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                                         JUNE 30                    JUNE 30
                                                                             2005           2004        2005           2004
                                                                                $              $           $              $
     ----------------------------------------------------------------------------------------------------------------------
       Defined contribution pension plans                                       3              3           7              7
       Defined benefit pension plans and other benefits                        28             19          57             36
     ----------------------------------------------------------------------------------------------------------------------
                                                                               31             22          64             43
     ======================================================================================================================

7.   SUBSEQUENT EVENTS

     On July 26, 2005, the Company decided to permanently shutdown its Stephenville, Newfoundland, paper mill, due to high energy and fibre costs, as well as paper machine #9 in its Kenora, Ontario, paper mill, and to indefinitely idle the remainder of the mill. All of these announcements will take effect in October 2005. Following the decision, the Company estimates that an impairment charge of $75 million, as well as mill closure elements of $35 million will be recognized in the third quarter.

8.   COMPARATIVE FIGURES

     Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.